The Royce Funds

745 Fifth Avenue
New York, NY 10151
(212) 508-4500
(800) 221-4268

June 11, 2015

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Allison White, Division of Investment Management

Re:	The Royce Fund (File No. 811-03599) (the “Trust”)
Registration Statement on Form N-14 (File No. 333-204125)

Dear Ms. White:

This letter responds to telephonic comments received from you regarding the Trust’s initial Registration Statement on Form N-14 (the “N-14”) that was filed with the Securities and Exchange Commission (the “Commission”) under Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”), on May 13, 2015. The N-14 provides information relating to the proposed reorganization of Royce Select Fund I (“Select Fund I”) into Royce 100 Fund (“100 Fund”), each a series of the Trust.

Set forth below are the Commission staff’s comments relating to the N-14 in italics along with the Trust’s responses to those comments. Today, the Trust is filing a shareholder letter, Notice of Special Meeting of Shareholders, Prospectus/Proxy Statement, and Statement of Additional Information pursuant to Rule 497 under the 1933 Act (collectively, the “497 Filing”). The 497 Filing incorporates the Trust’s responses to the Commission staff’s comments, includes certain required record date information, and makes certain non-material updating changes. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the 497 Filing.

1.	Comment: Please include the relevant Tandy representations in your response letter and submit such letter as Edgar correspondence.

Response: The Trust acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure in the 497 Filing; (ii) Commission staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the 497 Filing; and (iii) the Trust may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

2.	Comment: Please consider adding comparative performance information for Select Fund I and 100 Fund to the Prospectus/Proxy Statement.

Response: As requested, the Trust has added comparative performance information for Select Fund I and 100 Fund to the Prospectus/Proxy Statement.

3.
Comment: The proxy card included as an exhibit to the N-14 provides that “If no direction is made, this Proxy will be voted FOR Proposal 1.” Please ensure that such text appears in boldface type in accordance with the requirements of the rules under the Securities Exchange Act of 1934, as amended.

Response: The proxy card to be distributed to Select Fund I shareholders in connection with the proposed reorganization will incorporate the requested change.

4.	Comment: Please consider removing line items from the fee table appearing in the Prospectus/Proxy Statement that do not apply to either Select Fund I or 100 Fund.

Response: The Trust respectfully declines to remove the relevant line items from the fee table appearing in the Prospectus/Proxy Statement in order to keep the disclosures set forth in the 497 Filing consistent with those appearing in its current statutory and summary prospectuses.

5.
Comment: The disclosure appearing in the “Footnote **” appearing at the top of page 7 of the Prospectus/Proxy Statement appears to be incorrect. Please revise such disclosure so that it reads as follows: “Select Fund I is not subject to this risk to the extent it does not borrow money for investment purposes (emphasis added).”

Response: The requested change has been made.

6.
Comment: Please ensure that all disclosure documents that are mailed to Select Fund I shareholders with the Prospectus/Proxy Statement and proxy card are incorporated by reference into such Prospectus/Proxy Statement in accordance with the requirements of Form N-14.

Response: The Statutory Prospectus and the 100 Fund Annual Report that will be mailed to Select Fund I shareholders with the Prospectus/Proxy Statement and proxy card have been incorporated by reference into such Prospectus/Proxy Statement in accordance with the requirements of Form N-14.

7.	Comment: The Prospectus/Proxy Statement contains the following disclosure in several places:

“Any brokerage or other trading costs incurred by a Fund in connection with buying or selling portfolio securities prior to the Reorganization will be borne by that Fund. Any brokerage or other trading costs incurred in connection with buying or selling portfolio securities after the Reorganization will be borne by the Combined Fund.”

Please revise such disclosure to indicate that such costs will be borne by the relevant Fund and its shareholders (emphasis added).

Response: The requested changes have been made as appropriate.

We believe that the proposed modifications set forth in the 497 Filing are responsive to the Commission staff’s comments. The N-14 will become effective on June 12, 2015 pursuant to Rule 488 under the 1933 Act. If you have any questions or comments with respect to the 497 Filing, please contact the undersigned at (212) 508-4578.

Very truly yours,

/s/ John E. Denneen
John E. Denneen
Secretary

Encs.